Mail Stop 0308



March 30, 2005

John F. Wittkowske
Senior Vice President and Chief Financial Officer
Weyco Group, Inc.
333 W. Estabrook Boulevard,
P.O. Box 1188
Milwaukee, WI  53201

		RE: 	Weyco Group, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			File No.  0-9068

Dear Mr. Wittkowske:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

1. In future filings please include a tabular presentation of net sales revenues by brand for the periods presented and provide a narrative discussion of the extent to which material changes are attributable to pricing, mix or volume of goods sold. Please refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources

2. Please advise us and revise future filings to describe your inventory and other purchase obligations in a footnote to the contractual obligations table. Also, please explain why there was a buildup of inventory in 2004.

Critical Accounting Policies

3. In future filings, please revise your disclosure to present critical accounting policies within MD&A. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.
The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

* Discuss why management believes the accounting policy is critical;
* Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

For example, for your `Revenue Recognition` policy, you could discuss the provision for sales returns and allowance for doubtful accounts both on a total cost basis as well as on a percentage of revenues. Your discussion could further address variances that have occurred in historic results, trends and future expectations, as well as the impact to the statement of operations resulting from hypothetical changes. Refer to Item V of Release Nos. 33-8350/34-48960.

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

4. Please advise us and revise future filings to disclose the principles you follow for including or excluding subsidiaries in the consolidated financial statements. See Rule 3A-03 of Regulation
S-X.

Cost of Sales

5. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item in addition to shipping and handling. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, quantify in MD&A the amount of these costs excluded from cost of sales.

Note 16.  Segment Information

6. We note that you include the results of internet sales in the retail segment and licensing revenues in the wholesale segment. Tell us in more detail how you determined that your business has two reportable segments, wholesale and retail. Tell us and disclose whether you aggregate operating segments to create the reportable segments. If you do aggregate operating segments, tell us how you determined that you have properly aggregated operating segments into reportable segments in accordance with paragraph 17 of FAS 131.

7. In future filings, please disclose interest revenue and interest expense for each reportable segment as required by paragraph 27 of SFAS 131.

8. Please tell us what consideration you gave to disclosing revenues from external customers for each of your primary brands for each year presented. Refer to paragraph 37 of SFAS 131.

9. In future filings, please also disclose revenues from external customers attributed to your domestic and international operations and revenues attributed to each individual foreign country that is material. Refer to paragraph 38.a. of SFAS 131.

Note 19.  Subsequent Events

10. We note the two-for-one stock split of the Company`s Common Stock and Class B Common Stock on January 31, 2005. We also note pro forma presentation of the stock split on earnings per share due to the subsequent event. According to paragraph 54 of FAS 128, if a stock split occurs after the close of the period but before issuance of the financial statements, the per-share computations for all periods presented should be based on the new number of shares. Please tell us why per-share computations were not presented for all periods based on the new number of shares.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Dave Irving, Staff Accountant, at (202) 942-1920 or, in his absence, to Donna Di Silvio, at (202) 942-1852, or the undersigned at (202) 942-2823. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 942-1900.

      Sincerely,



      Michael Moran
      Branch Chief
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Mr. John F. Wittkowske
Weyco Group, Inc.
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